FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

San Pedro Garza Garcia, Mexico, February 26, 2009 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited fourth quarter results ended December 31, 2008(1).

Highlights:

❖
During the fourth quarter, AXTEL expanded the Company’s geographic presence to Acapulco, Cancun, Mexicali, Villahermosa, Durango and Zacatecas, reaching thirty-nine cities as of December 31, 2008. With the incorporation of these six new cities, AXTEL launched the Company’s 2009 commercial campaign providing data, Internet and voice services using WiMAX, among many other wired and wireless technological solutions, to attract business and high-usage residential customers.

❖
Capital expenditures made during 2008 position AXTEL with significant capacity supported by a robust end-to-end network to serve existing and many new customers with carrier-class data, mass-market Internet and voice services.

❖
AXTEL’s solid capital structure and prudent financial management allowed the Company to record Net Debt to Adjusted EBITDA and Adjusted EBITDA to Interest Expense ratios of 2.0x and 5.1x, respectively, as of December 31, 2008, allowing the Company to maintain financial and operational flexibility to continue pursuing its strategic business plan despite difficult economic conditions.

Revenues from operations

Revenues from operations totaled Ps. 2,932.7 million in the fourth quarter of year 2008 from Ps. 2,987.9 million for the same period in 2007, a decrease of Ps. 55.2 million, or 2%.

Revenues from operations totaled Ps. 11,572.4 million in the twelve-month period ended December 31, 2008, compared to Ps. 12,190.6 million in the same period in 2007, a decrease of Ps. 618.2 million, or 5%.

Sources of Revenues

Local services. Local service revenues contributed with 43% of total revenues during the fourth quarter, compared with 47% in the fourth quarter of 2007, totaling Ps. 1,247.0 million for the three-month period ending on December 31, 2008, representing a decrease of 11% compared to the same quarter in 2007. During the quarter, cellular revenues and measured service decreased 17% and 28%, respectively, resulting from less traffic and lower cellular revenues per minute supported by lower fixed-to-mobile termination rates. For the twelve-month period ended December 31, 2008, revenues from local services totaled Ps. 5,242.6 million, an annual decrease of Ps. 94.1 million, or 2%, from Ps. 5,336.6 million recorded in the same period in 2007. Monthly rents, measured service and value-added services revenues represented 62% of local revenues during the twelve-month period ended December 31, 2008.

                    Long distance services. Long distance service revenues totaled Ps. 292.6 million in the quarter ending December 31, 2008, compared to Ps. 357.7 million in the same quarter in 2007. The reduction is mostly explained by reduced traffic and a decline in long-distance revenues per minute from Ps. 0.83 to Ps. 0.72 year-over-year. Reduction in unit long-distance revenues is attributable to further penetration of commercial offers including national and international minutes within a monthly rent.  For the twelve month period ended December 31, 2008, long distance revenues declined to Ps. 1,286.1 million from Ps. 1,532.2 million registered in the same period in 2007.

                   Data & Network. Revenues from data and network revenues amounted to Ps. 646.3 million for the three-month period ended December 31, 2008, compared to Ps. 620.1 million in the same period in 2007, an increase of Ps. 26.2 million. Dedicated Internet and VPNs represented 91% of data & network revenues during the quarter. For the twelve month period ended December 31, 2008, data and network services revenues totaled Ps. 2,500.5 million from Ps. 2,513.8 million registered in the same period in 2007, a decrease of Ps. 13.3 million.

                   International traffic. In the fourth quarter of 2008, International traffic revenues totaled Ps. 333.5 million, increasing Ps. 60.7 million or 22% versus same quarter of previous year. The peso devaluation during the quarter increased revenues in pesos and also incentivized overall traffic and off-net and on-net traffic mix. For the twelve month period ended December 31, 2008, international traffic revenues totaled Ps. 982.9 million from Ps. 1,210.2 million registered in the same period in 2007, a decrease of Ps. 227.3 million or 19%.

                  Other services. Revenue from other services recorded Ps. 413.2 or 14% of total revenues in the fourth quarter of 2008, compared to Ps. 342.9 million registered in the same period in 2007. The increase is mainly explained by the 136% growth in integrated services sales compared with the same quarter of 2007. For the twelve month period ended December 31, 2008, other services revenues totaled Ps. 1,560.3 million from Ps. 1,597.8 million registered in the same period in 2007, a decrease of Ps. 37.5 million.

Consumption

                   Local Calls. Local calls totaled 544.5 million in the three-month period ended December 31, 2008, a decrease of 79.6 million, or 13%, from 624.0 million recorded in the same period in 2007. A decline in the number of calls per line explains this reduction. For the twelve month period ended December 31, 2008, local calls increased to 2,383.3 million from 2,466.0 million registered in the same period in 2007, a decrease of 82.7 million calls or 3%.

                  Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 304.7 million in the three-month period ended December 31, 2008, compared to 315.4 million in the same period in 2007, a decrease of 3% equivalent to 10.8 million minutes. For the twelve month period ended December 31, 2008, cellular minutes grew 194.5 million, or 18%, from 1,098.7 million registered in the twelve-month period ended December 31, 2007, to 1,293.2 million in the same period in 2008. In 2008, average monthly cellular traffic per line increased 9% compared to 2007.

                  Long distance. Outgoing long distance minutes amounted to 408.9 million for the three-month period ended December 31, 2008 from 430.8 million in the same period in 2007, a 21.9 million minutes decrease.  Fourth-quarter 2007 traffic includes significant minutes from a group of wholesale customers which no longer carry their long-distance traffic with the Company since the second quarter of 2008. Domestic long distance minutes represented 95% of total traffic during the quarter. For the twelve month period ended December 31, 2008, outgoing long distance minutes amounted 1,668.4 million, compared to 1,910.0 million registered in the same period in 2007, a decrease of 241.6 million of minutes, or 13%.

Operating Data

                  Lines in Service. As of December 31, 2008, lines in service totaled 935.8 thousand, an increase of 3.5 thousand from the same date in 2007.  During the fourth quarter of 2008, net additional lines declined 19.2 thousand. Lack of availability of mass-market capacity affected gross line additions, combined with slightly higher disconnected lines, produced negative net line additions during the quarter. As of December 31, 2008, residential lines represented 65% of total lines in service.

                  Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our thirty-nine existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of December 31, 2008, line equivalents totaled 475.5 thousand, an increase of 29.9 thousand from the same date in 2007.

                  Internet subscribers. As of December 31, 2008, Internet subscribers totaled 112.2 thousand, an increase of 3%, from 109.2 thousand recorded on the same date in 2007. Broadband subscribers increased 22% totaling 92.3 thousand as of December 31, 2008. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

                  Cost of Revenues. For the three-month period ended December 31, 2008, the cost of revenues declined Ps. 243.0 million, compared with the same period of year 2007, resulting mainly from a Ps. 250.7 million decrease in fixed-to-mobile termination rates and a Ps. 29.2 million increase in domestic long-distance costs due to a change in the international traffic mix. For the twelve month period ended December 31, 2008, the cost of revenues reached Ps. 3,704.9 million, a reduction of Ps. 799.8 million in comparison with the same period in year 2007.

                  Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the fourth quarter of 2008, the gross profit accounted for Ps. 2,058.0 million, an increase of Ps. 187.8 million or 10%, compared with the same period in year 2007. The gross profit margin increase from 62.6% to 70.2% year-over-year is mostly due to improved cellular margins and reduced link and co-location costs. For the twelve month period ended December 31, 2008, our gross profit totaled Ps. 7,867.5 million, compared to Ps. 7,685.9 million recorded in the same period of year 2007, a gain of Ps. 181.6 million or 2%.

                  Operating expenses. For the fourth quarter of year 2008, operating expenses totaled Ps. 820.4 million compared to Ps. 867.7 million for the same period in year 2007. During the fourth quarter of 2008, the Company recorded a non-cash Ps. 135.1 million benefit in uncollectable reserves due to an over-provision made in the application of CINIF B-7 bulletin of Avantel acquisition.  Recurring operating expenses in the fourth quarter of 2008 totaled Ps. 955.5 million, reflecting operational outflows in the thirty-nine cities in operation, compared to twenty-seven cities in operation on December 31, 2007. For the twelve month period ended December 31, 2008, operating expenses totaled Ps. 3,792.2 million, coming from Ps. 3,601.4 million in the same period in 2007, an increase of Ps. 190.8 million. Personnel represented 49% of total operating expenses during the twelve month period ended December 31, 2008, same percentage as in the year-earlier period.

                  Adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. The Adjusted EBITDA totaled Ps. 1,102.6 million for the three-month period ended December 31, 2008, compared to Ps. 1,002.5 million for the same period in 2007, an increase of 10%. As a percentage of total revenues, Adjusted EBITDA represented 37.6% in the fourth quarter of 2008, 404 bps higher than the margin recorded in the year-earlier quarter. For the twelve-month period ended December 31, 2008, Adjusted EBITDA amounted to Ps. 4,075.3 million, compared to Ps. 4,084.5 million in the same period in year 2007, a marginal decline of Ps. 9.2 million. Adjusted EBITDA for the fourth quarter and full-year of 2008, excludes the non-cash Ps. 135.1 million uncollectable reserves benefit.

                  Depreciation and Amortization(9). Depreciation and amortization totaled Ps. 715.2 million in the three-month period ended December 31, 2008 compared to Ps. 596.7 million for the same period in year 2007, an increase of Ps. 118.5 million or 20%. The depreciation and amortization charge in the fourth quarter of 2007 was extraordinarily low due to the adjustments made for Avantel’s purchase accounting, or B-7 CINIF bulletin, concluded in December 31, 2007. Depreciation and amortization for the twelve-month period ended December 31, 2008 reached Ps. 2,855.8 million, from Ps. 2,690.7 million in the same period in year 2007, an increase of Ps. 165.2 million, or  6%.

                  Operating Income (loss). Operating income totaled Ps. 522.5 million in the three-month period ended December 31, 2008 compared to an operating income of Ps. 405.8 million registered in the same period in year 2007, an increase of Ps. 116.7 million or 29%. For the twelve month period ended December 31, 2008 our operating income reached Ps. 1,354.6 million when compared to the result registered in the same period of year 2007 of Ps. 1,393.8 million, a decline of Ps. 39.2 million.

                  Comprehensive financial result. The comprehensive financial loss was Ps. 1,732.6 million for the three-month period ended December 31, 2008, compared to a loss of Ps. 80.9 million for the same period in 2007. Although the net interest expense increased 1% only from Ps. 172. 5 million in the fourth-quarter of 2007 to Ps. 174.7 million in the same period in 2008, a large non-cash FX loss of Ps. 1,595.0 million incurred in the three-month period ended December 31, 2008 compared to a Ps. 7.6 million loss recorded in the year-earlier quarter, resulted in a comprehensive financial loss of Ps. 1,732.6 million in the last quarter of 2008. During this period, the Mexican peso depreciated 25% against the U.S. dollar, affecting the net balance of assets and liabilities valued in foreign currencies. For the twelve-month period ended December 31, 2008, the increased loss is also explained by the Mexican peso devaluation.

                   Debt. The larger amount in total debt is explained by Ps. 247.6 million in net additional financial lease obligations and by the depreciation of the Mexican peso.

                  Capital Investments. In the fourth-quarter of 2008, capital investments totaled Ps. 1,024.0 million, compared to Ps. 630.3 million in the year-earlier quarter. During 2008, the Company invested in WiMAX, and other last-mile technologies, IP transport, switching, backhaul or transport, and significant Internet gateways’ capacity. These investments, made in existing and new cities, and in the Company’s central platform, provide a robust end-to-end network with ample data, Internet and voice capabilities to service current and a significant number of new customers.

                  Other Investments.  Under our buy-back program, we maintain 26.1 million AXTELCPOs with a weighted average cost of Ps. 10.64 as of February 26, 2009.  The authorized amount for the program is Ps. 440 million.

Other important information

1) Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of year 2008 is presented in nominal pesos.

 2) Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

Long distance services.  We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls from AXTEL lines.

Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

International traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3) Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4) Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5) Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6) Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of December 31, 2008.

7) Net Debt to Adjusted EBITDA: The figure comes from dividing the net debt, including mark-to-market of derivative instruments, at the end of the period by the annualized (if applicable) run-rate Adjusted EBITDA.

8) 802.16e WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers.

9) Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended December 31, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for December 2008 which is expressed in nominal pesos)

		Fourth Quarter ended December 31				LTM ended December 31
				D %				D %
		2008	2007			2008	2007

Total Revenues	Ps.	2,932,665	2,987,882	-1.8%	Ps.	11,572,401	12,190,610	-5.1%

Operating cost and expenses
Cost of sales and services		(874,642)	(1,117,634)	-21.7%		(3,704,876)	(4,504,713)	-17.8%
Selling and administrative expenses		(820,371)	(867,732)	-5.5%		(3,657,123)	(3,601,427)	1.5%
Depreciation and amortization		(715,147)	(596,682)	19.9%		(2,855,839)	(2,690,687)	6.1%

Total Operating Costs and Expenses		(2,410,160)	(2,582,048)	-6.7%		(10,217,838)	(10,796,827)	-5.4%

Operating income (loss)		522,505	405,834	28.7%		1,354,563	1,393,783	-2.8%

Comprehensive financing result:
Net interest income (expense)		(174,733)	(172,450)	1.3%		(742,749)	(790,608)	-6.1%
Foreign exchange gain (loss), net		(1,595,017)	(7,613)	20851%		(1,602,127)	972	N/A
Change in the fair value of derivative instruments		37,188	(4,185)	N/A		54,051	19,942	171.0%
Monetary position gain		-	103,323	N/A		-	268,797	-100.0%

Comprehensive financing result, net		(1,732,562)	(80,925)	2040.9%		(2,290,825)	(500,897)	357.3%

Employee's profit sharing		368	(1,802)	N/A		(7,974)	(6,088)	31.0%
Deferred employees' profit sharing		(2,244)	(13,594)	-83.5%		(6,365)	(13,594)	N/A
Other income (expenses), net		(24,272)	12,915	N/A		(54,055)	(438)	12241%
Other income (expenses), net		(26,148)	(2,481)	953.9%		(68,394)	(20,120)	239.9%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		(1,236,205)	322,428	N/A		(1,004,656)	872,766	-215.1%

Income Tax		5,797	(80,033)	N/A		(15,556)	(98,819)	-84.3%
Deferred income tax		329,713	(122,718)	N/A		286,045	(284,381)	-200.6%
IETU		(962)	-	N/A		(962)	-	N/A
Deferred IETU		32,046	-	N/A		32,046	-	N/A

Total income tax and employees' profit sharing		366,594	(202,751)	N/A		301,573	(383,200)	-178.7%

Equity in results of an associate company		676	558	21.1%		2,759	1,430	92.9%

Net Income (Loss)	Ps.	(868,935)	120,235	N/A	Ps.	(700,324)	490,996	-242.6%

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
December 31, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for December 2008 which is expressed in nominal pesos)

ASSETS		Dec-08		Dec-07
Current assets:

Cash and equivalents	Ps.	1,105,576	Ps.	1,573,877
Accounts receivable		1,796,664		1,822,349
Refundable taxes and other accounts receivable		250,284		113,148
Prepaid Expenses		33,104		45,657
Inventories		138,898		167,889
Financial Instruments		475,730		-
Total current assets		3,800,256		3,722,920

Non current assets

Property, plant and equipment, net		15,306,448		13,679,871
Long-term accounts receivable		20,099		18,254
Telephone concession rights		650,233		718,033
Intangible Assets		234,206		452,068
Deferred income tax		1,192,323		936,089
Deferred employee's profit sharing		7,814		14,180
Investment in shares of associated company		18,008		15,249
Other assets		339,774		274,013

Total non current assets		17,768,905		16,107,757

TOTAL ASSETS		21,569,161		19,830,677

LIABILITIES
Current liabilities

Account payable & Accrued expenses		2,590,567		1,848,934
Accrued Interest		136,532		111,849
Short-term debt		-		-
Current portion of long-term debt		296,106		160,163
Taxes payable		133,985		132,984
Financial Instruments		-		93,861
Deferred Revenue		547,628		583,052
Other accounts payable		358,014		397,578
Total current liabilities		4,062,832		3,328,421

Long-term debt

Long-term debt		9,358,464		7,484,955
Severance, seniority premiums and other post-retirement benefits		63,345		57,514
Deferred revenue		145,171		203,226
Other long-term liabilities		7,932		6,215
Total long-term debt		9,574,912		7,751,910

TOTAL LIABILITIES		13,637,744		11,080,331

STOCKHOLDERS EQUITY
Capital stock		7,562,075		8,870,062
Additional paid-in capital		741,671		741,671
Reserve for shares repurchasing program		162,334		-
Cumulative earnings (losses)		(649,779)		(949,610)
Cumulative deferred income tax effect		-		132,168
Change in the fair value of derivative instruments		115,116		(43,945)
TOTAL STOCKHOLDERS EQUITY		7,931,417		8,750,346

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	Ps.	21,569,161	Ps.	19,830,677

Mexican GAAP Adjusted EBITDA Reconciliation
(Thousand pesos of constant purchasing power as of December 31, 2007, except for December 2008 which is expressed in nominal pesos)

		Fourth Quarter ended December 31		% Change		LTM ended December 31		% Change
		2008	2007			2008	2007

Net Income (Loss)	Ps.	-868,935	120,235	N/A	Ps.	-700,324	490,996	N/A

Depreciation and Amortization		715,147	596,682	20%		2,855,839	2,690,687	6%

Interest Expense, Net		174,733	172,450	1%		742,749	790,608	-6%

Income Tax and Employee Profit
Sharing (Benefit) Expense		-366,594	202,751	N/A		-301,573	383,200	N/A

EBITDA		-345,649	1,092,118	N/A		2,596,691	4,355,491	-40%

Foreing Exchange (Gain) Loss, Net		1,595,017	7,613	N/A		1,602,127	(972)	N/A

Change in the fair value of derivative instruments		(37,188)	4,185	N/A		(54,051)	(19,942)	171%

Monetary position		-	(103,323)	N/A		-	(268,797)	-100%

Uncollectable reserves benefit		-135,098	-	N/A		-135,098	-	N/A

Other (income) expense, Net		26,148	2,481	954%		68,394	20,120	240%

Equity in results of an associate company		(676)	(558)	21%		(2,759)	(1,430)	93%

Adjusted EBITDA	Ps.	1,102,554	1,002,516	10%	Ps.	4,075,304	4,084,470	0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez BarreraChief Financial Officer
Date: February 27, 2009